June 12, 2026

Thomas Equels
Chief Executive Officer
AIM ImmunoTech Inc.
2117 SW Highway 484
Ocala, FL 34473

        Re: AIM ImmunoTech Inc.
            Registration Statement on Form S-1
            Filed June 08, 2026
            File No. 333-296588
Dear Thomas Equels:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Faith Charles, Esq.